September 19, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     WisdomTree Trust

            File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust” or the “Registrant”), we are responding to Staff comments we received orally on June 7, 2013 regarding the Trust’s Post-Effective Amendment No. 164 (“PEA No. 164”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 25, 2013 for the purpose of registering shares of the WisdomTree Emerging Markets Consumer Growth Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments will be made in Post-Effective Amendment No. 221 to the Trust’s registration statement, which will also be filed with the SEC on September 19, 2013. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.      Comment: In the “Example” section, please remove the following sentence, which is not required by Item 3 of Form N-1A.

It also does not include the transaction fees on purchases and redemptions of Creation Units because these fees will not be imposed on retail investors.

Response: The disclosure has been removed as requested.

2.      Comment: The Staff notes the disclosure below describing the sectors included in the Index, currently included in the “Principal Investment Strategies of the Fund” section. Please explain how the communications, health technology, health services, transportation, utilities, finance and distribution services sectors are consistent with the term “consumer” in the name of the Index.

Mr. Ed Bartz September 19, 2013 Page 2

The following Factset sectors are included in the Index: communications, consumer durables, consumer non-durables, consumer services, distribution services, finance, health services, health technology, retail trade, transportation, and utilities.

Response: The disclosure noted above has been moved to the Statement of Additional Information (“SAI”). As stated in the prospectus, the Index consists of consumer growth common stocks in emerging markets. For purposes of the Index, “consumer growth” companies include companies from the consumer staples and consumer discretionary sectors, as well as companies from other sectors that are estimated to be the most sensitive to local emerging market consumers, such as the financial and telecommunications services sectors. Disclosure to this effect has been added to the “Principal Investment Strategies of the Fund” section.

3.      Comment: In the sentence below, currently included in the “Principal Investment Strategies of the Fund” section, please clarify what is meant by the term “stocks” (i.e., common and/or preferred stocks):

The Index is a fundamentally weighted index that consists of consumer growth stocks in emerging markets.

Response: The disclosure has been revised as follows:

The Index is a fundamentally weighted index that consists of consumer growth common stocks in emerging markets.

4.      Comment: The Staff notes that the Fund invests in securities of companies incorporated within one of 17 listed emerging market nations. In your response letter, please explain why the Registrant considers companies that are incorporated within one of these 17 emerging market countries to be economically tied to an emerging market country.

Response: The Registrant believes that companies incorporated within one of the 17 listed emerging market nations have an economic tie to an emerging market country.

In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.

Mr. Ed Bartz

September 19, 2013

In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Registrant believes that each of the criteria listed in its “Principal Investment Strategies of the Fund” section is a general indicator that an issuer is tied economically to the applicable country or region, in this case an emerging market country.

5.      Comment: Please clarify what is meant by “higher reported net income” in the sentence below, currently included in the “Principal Investment Strategies of the Fund” section.

Companies that have higher reported net income, as determined by each company’s trailing 12-month net income, generally will be more heavily weighted in the Index and Fund.

Response: The disclosure has been revised as follows:

Companies that have a higher total dollar amount of reported net income, as determined by each company’s trailing 12-month net income, generally will be more heavily weighted in the Index and Fund.

6.      Comment: Please revise the sentence below, currently included in the “Principal Investment Strategies of the Fund” section, as follows:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in emerging market consumer stocks ~~the types of investments suggested by its name~~.

Response: We respectfully decline to make the requested revision in the “Principal Investment Strategies of the Fund” section and have moved the disclosure to the “Additional Information about the Fund” section.

The release adopting Rule 35d-1 states that the Division of Investment Management, in determining whether a particular name is misleading, “will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments…” and that “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

The “Principal Investment Strategies of the Fund” section of the Prospectus, as revised, states “[u]nder normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component

Mr. Ed Bartz

September 19, 2013

securities.” We believe that this is an appropriate and adequate summary of the disclosure in the “Additional Information about the Fund” section of the Prospectus, as revised, which states “[t]he Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of investments suggested by its name.”

While the Trust believes its current disclosure meets the requirements of Rule 35d-1, it has nonetheless incorporated certain revisions to the “Additional Information about the Fund” section, which are intended to more closely align the disclosures related to the Trust’s investment requirements pursuant to its exemptive relief as an index-based ETF and Rule 35d-1 as interpreted to apply to index-based funds, as set forth below:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of investments suggested by its name (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, ~~U~~under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

7.      Comment: In the discussion of “Market Risk” in the “Principal Risks of Investing in the Fund” section, please confirm the discussion of “fixed income securities, currencies and commodities” is appropriate as the Fund appears to invest primarily in equity securities.

Response: The disclosure has been revised as follows:

Market Risk. The trading prices of equity securities~~, fixed income securities, currencies, commodities~~ and other instruments fluctuate in response to a variety of factors. The Fund’s NAV and market price may fluctuate significantly in response to these and other factors. As a result, an investor could lose money over short or long periods of time.

8.      Comment: The Staff notes disclosure related to Fund payments to broker-dealers or other financial intermediaries is included in the SAI, but does not appear in the prospectus per Item 8 of Form N-1A. Please include the disclosure required by Item 8 of Form N-1A in the Fund’s prospectus.

Response: Disclosure will be added in response to Item 8 of Form N-1A.

Mr. Ed Bartz

September 19, 2013

SAI

9.      Comment: In the discussion of “Derivatives” in the “Specific Investment Strategies” section, please confirm the discussion includes the specific types of derivatives in which the Fund may invest.

Response: We note the Fund does not invest in derivatives as part of its principal investment strategies. To the extent the Fund invests in derivatives as part of its non-principal investment strategies, the specific types of derivatives are discussed in the SAI.

10.    Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: We confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

*  *  *  *  *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:      W. John McGuire, Esq.

            Ryan Louvar, Esq.

            Kathleen Long, Esq.

            K. Michael Carlton, Esq.